UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

We hereby furnish the Commission with copies of the following information concerning our public disclosures regarding our results of operations for the quarter and year ended March 31, 2021. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On April 15, 2021, we announced our results of operations for the quarter and year ended March 31, 2021. We issued a press release announcing our results under IFRS, a copy of which is attached to this Form 6-K as Item 99.1.

On April 15, 2021, we held a virtual press conference to announce our results. The presentation made by the registrant at the press conference is attached to this Form 6-K as Item 99.2.

We placed advertisements in certain Indian newspapers concerning our results of operations for the quarter ended March 31, 2021 under IFRS. A copy of the form of this advertisement is attached to this Form 6-K as Item 99.3.

We made available on our website the Condensed Consolidated Interim Financial Statements as of and for the three months and year ended March 31, 2021 under IFRS. A copy of such financial statements is attached to this Form 6-K as Item 99.4.

We filed with stock exchanges in India a statement of statutorily audited consolidated financial results for the three months and year ended March 31, 2021 under IFRS. A copy of such financial statements is attached to this Form 6-K as Item 99.5.

We filed with stock exchanges in India a datasheet containing operating metrics for the quarter and year ended March 31, 2021. A copy of such data sheet is attached to this Form 6-K as Item 99.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ Jatin Pravinchandra Dalal

Jatin Pravinchandra Dalal
Chief Financial Officer

Dated: April 19, 2021

INDEX TO EXHIBITS

Item
99.1	IFRS Press Release

99.2	Presentation made by the Company at the Press Conference on April 15, 2021

99.3	Form of Advertisement Placed in Indian Newspapers

99.4	Consolidated Interim Financial Statements under IFRS

99.5	Statutorily Audited Consolidated Financial Results filed with stock exchanges in India

99.6	Data sheet containing operating metrics filed with stock exchanges in India